Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)
Boise Cascade Corporation Corporate Communications Department 1111 West Jefferson Street PO Box 50 Boise, ID 83728 T 208 384 7990 F 208 384 7224
News Release

Media Contact Ralph Poore Office 208 384 7294 Home 208 331 2023	Investor Contact Vincent Hannity Office 208 384 6390 Cell 208 890 6385

For Immediate Release: November 6, 2003

BOISE SETS DECEMBER 9 FOR SPECIAL MEETING
OF SHAREHOLDERS TO VOTE ON ACQUISITION OF OFFICEMAX

        BOISE, Idaho—Boise Cascade Corporation (NYSE:BCC) announced today that a special meeting of shareholders will be held on December 9, 2003, to vote on two proposals concerning the previously announced acquisition of OfficeMax, Inc. (NYSE: OMX).

        In the first proposal, shareholders will be asked to approve and adopt the Agreement and Plan of Merger between Boise; its subsidiary, Challis Corporation; and OfficeMax, including the authorization of the issuance of shares of Boise common stock in the merger. The second is a proposal to amend the 2003 Boise Incentive and Performance Plan to increase the number of shares of Boise common stock available for issuance under the plan. Approval and adoption of each proposal requires the affirmative vote of a majority of the shares of Boise stock voting at the special meeting. The record date to determine shareholders eligible to vote at the meeting is November 3, 2003.

        Boise also announced that the Securities and Exchange Commission on November 5 declared effective the registration statement on Form S-4 containing the joint proxy statement that will be mailed to Boise shareholders in connection with the December 9 special meeting.

        The special meeting of Boise shareholders will be held at 8 a.m., MST, in Boise, Idaho. If shareholders of both Boise and OfficeMax approve the transaction, Boise and OfficeMax expect to close the transaction after the vote on December 9.

        Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes—two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations. Boise had sales of $7.4 billion in 2002.

Additional Information About This Transaction

        The registration statement containing the joint proxy statement/prospectus was declared effective by the Securities and Exchange Commission (SEC) on November 5, 2003. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus and other documents regarding this transaction to their respective security holders beginning November 7, 2003. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

        You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of all documents filed with the SEC relating to Boise, free of charge, from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728, by phone at (208) 384-7990, or by e-mail to investor@bc.com. You may obtain copies of all documents filed with the SEC relating to OfficeMax, free of charge, from OfficeMax on the Internet at www.officemax.com under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697 or by e-mail to investor@officemax.com.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction are included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in OfficeMax's proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Forward-Looking Statements

        The statement within this news release regarding the expected time of the closing of the transaction is a "forward-looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995. This forward-looking statement speaks only as of the date of this press release. This forward-looking statement is based on the current expectations and beliefs of Boise's and OfficeMax's management and is subject to a number of uncertainties and assumptions that could cause the expected closing date to differ or could cause the closing not to occur at all.